KINROSS
  Gold Corporation
                                                                   PRESS RELEASE
--------------------------------------------------------------------------------


NOVEMBER 5, 2003...TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or "the Company") announced today the results for the three and nine months ended September 30, 2003 are as follows:

ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED. ALL PER SHARE INFORMATION HAS BEEN ADJUSTED TO GIVE RETROACTIVE EFFECT FOR THE THREE FOR ONE CONSOLIDATION OF THE COMMON SHARES, WHICH WAS COMPLETED ON JANUARY 31, 2003. ACCORDINGLY, LOSS PER SHARE FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 HAS BEEN ADJUSTED TO GIVE RETROACTIVE IMPACT OF THE SHARE CONSOLIDATION. THE COMBINATION WITH TVX GOLD INC. ("TVX") AND ECHO BAY MINES LTD. ("ECHO BAY") WAS ACCOUNTED FOR AS A PURCHASE WITH AN EFFECTIVE DATE OF JANUARY 31, 2003. ACCORDINGLY, THE FINANCIAL STATEMENTS AND GOLD EQUIVALENT PRODUCTION STATISTICS REFLECT OPERATING RESULTS FOR THE ACQUIRED PROPERTIES FOR THE MONTHS OF FEBRUARY TO SEPTEMBER ONLY.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL AND OPERATING RESULTS

THIRD QUARTER CONSOLIDATED RESULTS

Kinross' attributable gold equivalent production was 434,816 ounces in the third quarter of 2003, an increase of 91% over the 227,946 ounces produced in the same period for 2002 as a result of the business combination with TVX and Echo Bay effective January 31, 2003. Average total cash cost per attributable gold equivalent ounce was $225 in the third quarter of 2003, compared to $205 in the third quarter of 2002. Cash flow provided from operating activities in the third quarter of 2003 was $42.0 million, compared to $17.5 million achieved during the same period in 2002. Cash flow provided from operating activities was positively affected by higher gold equivalent production and by higher realized prices on gold sales.

The net earnings, attributable to common shares, was $8.2 million resulting in third quarter 2003 earnings per share of $0.03 versus a net loss attributable to common shares of $7.1 million, or $0.06 per share for the same 2002 period. The net loss for the third quarter of 2003 before accounting for the redemption and the increase in the equity component of the convertible debenture was $6.1 million. This loss can be attributed to the $1.3 million of costs associated with TVX's investment in TVX Hellas and the $4.6 million of severance associated with the suspension of operations at the Lupin mine.

                                                                  THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                       SEPTEMBER 30,            SEPTEMBER 30,
                                                                   2003         2002         2003        2002
                                                            ----------- ------------ ------------ -----------
Net loss for the period                                     $     (6.1) $      (5.8) $     (22.5) $    (18.0)
Increase in equity component of the convertible debenture         (2.2)        (1.3)        (6.5)       (5.5)
Gain on redemption of convertible debentures                      16.5            -         16.5           -
                                                            ----------- ------------ ------------ -----------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES           $      8.2  $      (7.1) $     (12.5) $    (23.5)
                                                            ----------- ------------ ------------ -----------
Weighted average number of common shares outstanding             323.4        119.4        297.4       118.2
                                                            ----------- ------------ ------------ -----------
EARNINGS (LOSS) PER SHARE                                   $     0.03  $     (0.06) $     (0.04) $    (0.20)
                                                            ----------- ------------ ------------ -----------

NINE MONTH CONSOLIDATED RESULTS

Gold equivalent production of 1,240,884 ounces at total cash costs of $225 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $81.7 million during the first nine months of 2003. This compares to gold equivalent production of 657,396 ounces at total cash costs of $203 per ounce that resulted in cash flow provided from operating activities of $48.5 million achieved during the first nine months of 2002. The Company recorded a net loss attributable to common shares of $12.5 million or $0.04 per share for the first nine months of 2003, compared to a net loss attributable to common shares of $23.5 million or $0.20 per share in 2002.

REVENUES

GOLD AND SILVER SALES

Kinross' primary source of revenue is from the sale of its gold production. Kinross sold 405,561 ounces of gold in the third quarter of 2003, compared to 181,585 ounces in the third quarter of 2002. Revenue from gold and silver sales was $153.8 million in the third quarter of 2003 compared to $56.5 million in 2002. The increase in 2003 revenue from gold and silver sales was a result of higher gold sales due to the completion of the combination with TVX and Echo Bay on January 31, 2003 and from higher realized gold prices. In the third quarter of 2003, Kinross realized $363 per ounce of gold, compared to $310 in 2002. The average London market spot price for gold in the third quarter of 2003 was $363 per ounce compared to $313 in 2002.

The Company sold 1,176,573 ounces of gold during the first nine months of 2003, compared with 607,705 in 2002. Revenue from gold and silver sales was $428.6 million in the first nine months of 2003, compared with $184.5 million in 2002. Revenue from gold and silver sales in the first nine months of 2003 was 132% higher than the revenue in 2002 due to the increased production levels and higher realized prices. In the first nine months of 2003, the Company realized $351 per ounce of gold, compared with $302 in 2002. The average spot price for gold was $354 per ounce in the first nine months of 2003 compared with $302 in 2002.

                                                                        THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,               SEPTEMBER 30,
                                                                         2003         2002           2003         2002
                                                                 ------------  -----------  -------------  -----------
Attributable gold equivalent production - ounces                      434,816      227,946      1,240,884      657,396
Gold sales - ounces (excluding equity accounted ounces)               405,561      181,585      1,176,573      607,705
Gold sales revenue (millions)                                    $             $      55.1  $       410.9  $     179.8
                                      146.8
Gold deferred revenue realized (millions)                                 0.6          1.3            1.7          3.8
                                                                 -----------------------------------------------------
Total gold revenue realized (millions)                           $      147.4  $      56.4  $       412.6  $     183.6
                                                                 -----------------------------------------------------
Average sales price per ounce of gold                            $        362  $       303  $         349  $       296
Deferred revenue realized per ounce of gold                                 1           7               2            6
                                                                 -----------------------------------------------------
Average realized price per ounce of gold sold                    $        363  $       310  $         351  $       302
                                                                 =====================================================

Average spot gold price per ounce                                $        363  $       313  $         354  $       302
Silver sales revenue (millions)                                  $        6.4  $       0.1  $        16.0  $       0.9

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices. The Company produced
1.5 million ounces of silver (20,112 ounces of gold equivalent) and 3.5 million ounces of silver (47,040 ounces of gold equivalent) in the third quarter and first nine months of 2003, respectively. Third quarter silver to gold ratios were 72.8:1 in 2003 and 66.1:1 in 2002.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period. The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies. Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

INTEREST AND OTHER INCOME

Kinross invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income totaled $2.4 million in the third quarter and $5.2 million in the first nine months of 2003 compared to $6.0 million in the third quarter and $13.7 million in the first nine months of 2002.

Interest and other income in the third quarter of 2003 was comprised of interest of $1.1 million, $0.2 million of joint venture management fees and $1.1 million of other items.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair market value of the liability are recognized in earnings each quarter. The change in fair market value of the written call options resulted in a mark to market loss of $0.9 million in the third quarter and a gain of $0.3 million in the first nine months of 2003 compared to a loss of $0.3 million in the third quarter of 2002 and $1.9 million in the first nine months of 2002. The Company plans to reduce its written call position in 2003 by delivering gold production into any contracts that are exercised in 2003. Details on the outstanding written call options at September 30, 2003 are discussed in the section entitled "Commodity Price Risks".

COSTS AND EXPENSES

OPERATIONS - SUMMARY

Gold equivalent production of 434,816 ounces in the third quarter of 2003 (excluding the Blanket mine ounces which results are non consolidated) increased by 98% compared to third quarter 2002 production, while mine operating costs increased by 109%. Consolidated operating costs were $107.1 million in the third quarter and $301.4 million in the first nine months of 2003 compared to $39.0 million in the third quarter and $126.9 million in the first nine months of 2002.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Included in operating costs for the third quarter of 2003 were $1.3 million of costs associated with TVX's investment in TVX Hellas ($3.7 million for the first nine months) and $4.6 million of severance associated with the suspension of operations at the Lupin mine.

CONSOLIDATED PRODUCTION COSTS PER EQUIVALENT OUNCE OF ATTRIBUTABLE GOLD
PRODUCTION

                                                  THREE MONTHS ENDED       NINE MONTHS ENDED
                                                       SEPTEMBER 30,           SEPTEMBER 30,
                                                   2003         2002         2003       2002
                                             ------------------------------------------------
  Cash operating costs                       $      213   $      198   $      214  $     197
  Royalties                                          12            7           11          6
                                             ------------------------------------------------
  Total cash costs                           $      225   $      205   $      225  $     203
  Reclamation                                         6            4            5          4
  Depreciation, depletion and amortization           95          110           92        101
                                             ------------------------------------------------
  Total production costs                     $      326   $      319   $      322  $     308
                                             ================================================

Kinross applies a conservative policy, which is to expense stripping costs as incurred. Had Kinross deferred stripping costs in excess of mine averages, as a number of the North America senior gold producers do, total cash costs per equivalent ounce would have been $220 and $220 for the three and nine months ended September 30, 2003, respectively.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to gold industry guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED
FINANCIAL STATEMENTS
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                               THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                    SEPTEMBER 30,                 SEPTEMBER 30,
                                                             2003            2002            2003          2002
                                                       ----------      ----------      ----------    ----------
Operating costs per financial statements               $    107.1      $    39.0       $    301.4    $    126.9
Operating costs for attributable production                   2.5            3.8              7.5          11.5
Site restoration cost accruals                               (2.4)          (0.8)            (6.1)         (2.3)
Change in bullion inventory                                   1.8            5.9             (7.3)          1.1
Operating costs not related to gold production              (11.2)          (1.2)           (15.8)         (3.6)
                                                       --------------------------------------------------------
Operating costs for per ounce calculation purposes     $     97.8      $    46.7       $    279.8    $    133.5
                                                       --------------------------------------------------------
Gold equivalent production - ounces                       434,816        227,964        1,240,884       657,396
Total cash costs per equivalent ounce of gold          $      225      $     205       $      225    $      203

The above non-GAAP measure of total cash costs per ounce has been calculated on a consistent basis in each period. For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss. Total cash costs per ounce are calculated in accordance with gold industry guidelines. Total cash costs per ounce may not be comparable to similarly titled measures of other companies. Total cash costs per ounce information is used by

--------------------------------------------------------------------------------
                                                                      Kinross Q3
management to assess profitability and cash flow of individual operations, as well as to compare with other precious metal producers. Total cash costs per ounce of gold equivalent increased by 10% during the third quarter of 2003 compared to the third quarter of 2002. Details of the individual mine performances are discussed in the following sections.

The item total cash cost per ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP. Therefore, total cash costs per ounce computed from operating costs in accordance with U.S. GAAP are unchanged from the Canadian GAAP amounts.

OPERATIONS - INDIVIDUAL MINE DISCLOSURE

FORT KNOX (100% OWNERSHIP INTEREST), USA

Production at the Fort Knox operation during the third quarter 2003 was 98,518 gold equivalent ounces, down from the 113,449 ounces produced during the same period last year, and 6% less than plan, due to lower gold grades and mill recoveries. The processing of slightly more refractory, sulphidic True North ore adversely impacted gold recoveries during the quarter. It is anticipated that the metallurgical properties of the True North ore will remain the same until mining at the satellite deposit ceases in early 2005; therefore, in order to optimize gold recoveries, efforts are underway to provide the mill with a more uniform blend of True North and Fort Knox open pit ores. Assisting in offsetting the lower recoveries were initiatives undertaken in the first quarter to increase mill capacity, which resulted in an 8% improvement in mill throughput as compared to plan.

Over the first nine months of 2003, gold equivalent production was 291,157 ounces, slightly lower than the 296,162 ounces achieved during the first nine months of 2002 as a result of the lower gold recoveries.

Third quarter total cash costs were $249 per gold equivalent ounce, a 14% rise over the same period last year and 10% higher than budget. Total cash costs per gold equivalent ounce for the nine-month period ending September 30, 2003 increased 4% to $250 compared to the same period last year. Total cash costs were higher as a result of lower than plan gold production and higher than planned consumable costs.

Kinross' expectation for the Fort Knox mine is to produce approximately 116,000 ounces at total cash costs of $205 per ounce in the fourth quarter of 2003.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

       RECONCILIATION OF THE FORT KNOX MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                  THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                       SEPTEMBER 30,                   SEPTEMBER 30,
                                                                  2003          2002            2003            2002
                                                          ----------------------------------------------------------
       Operating costs per financial statements           $       25.4   $      20.8     $      73.7     $     72.8
       Site restoration cost accruals                             (0.9)         (0.3)           (1.5)          (0.9)
       Change in bullion inventory                                 0.0           4.3             0.6           (0.6)
                                                          ----------------------------------------------------------
       Operating costs for per ounce calculation purposes $       24.2   $      24.8     $      72.8     $     71.3
                                                          ----------------------------------------------------------
       Gold equivalent production - ounces                      98,518       113,449         291,157        296,162
       Total cash costs per equivalent ounce of gold      $        249   $       219     $       250     $      241

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Capital expenditures at the Fort Knox operations in the third quarter of 2003 were $7.8 million compared to $7.6 million in the same period last year. Phase 5 mine development was $1.3 million with the remainder of capital directed towards equipment rebuilds, the drilling of pit de-watering well and exploration.

During the quarter, exploration was conducted within the Fort Knox pit, on the Gil prospect and at Ryan Lode. Results from the in-pit work confirmed the continuity of the mineralized zones beyond the current limit of the ultimate pit. At Gil, 10 km east of the Fort Knox mine site, an engineering scoping study was initiated to evaluate the economic merits of the project.

ROUND MOUNTAIN (50% OWNERSHIP INTEREST), USA

Kinross acquired its ownership interest in the Round Mountain mine, located in Nye County, Nevada, USA upon completion of the combination with Echo Bay on January 31, 2003. Round Mountain continues to perform well with Kinross' share of third quarter gold equivalent production totaling 97,468 ounces and eight-month, ending September 30, 2003, production of 277,838 ounces, 13% better than plan. Gold equivalent production was positively impacted by higher gold recoveries due to the installation of new carbon columns during the second quarter and the implementation of side slope leaching of the historic dedicated leach pad.

Due to the failure of one of the operations electrical transformers, production activities have focused on accelerating ore placement on the dedicated leach pads to offset crushing and milling limitations. Higher-grade ore, which would have been milled during the quarter, is presently being stockpiled. As a result of the flexibility provided by having three separate processing streams, the lower mill throughput did not adversely impact production for the quarter. It is anticipated that the transformer repairs will be completed prior to the end of the fourth quarter 2003.

Total cash costs per gold equivalent ounce were $209 per ounce during the third quarter and $188 per ounce for the eight month period ending September 30, 2003, a 4% and 9% improvement over plan, respectively, largely as a result of the higher gold production.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Kinross' expectation for Round Mountain is to produce approximately 70,000 ounces to the Company's account at total cash costs of $229 per ounce in the fourth quarter of 2003.


       RECONCILIATION OF THE ROUND MOUNTAIN MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                      THREE MONTHS ENDED    EIGHT  MONTHS ENDED
                                                                           SEPTEMBER 30,          SEPTEMBER 30,
                                                                                    2003                   2003
                                                                 ----------------------------------------------
       Operating costs per financial statements                            $        19.9          $       54.6
       Site restoration cost accruals                                               (0.5)                 (1.4)
       Change in bullion inventory                                                   1.1                  (1.0)
                                                                 ----------------------------------------------
       Operating costs for per ounce calculation purposes                  $        20.5          $       52.2
                                                                 ----------------------------------------------
       Gold equivalent production - ounces                                        97,468               277,838
       Total cash costs per equivalent ounce of gold                       $         209          $        188

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Round Mountain mine in the third quarter of 2003 was $3.5 million. Pit dewatering and dedicated leach pad construction accounted for the majority of the capital expenditures.

At the Gold Hill project, 8,945 feet of reverse circulation diamond drilling was completed during the quarter in order to verify the resource block models. It is anticipated that a feasibility study will be initiated in early 2004 to evaluate the economic merits of the project.

PORCUPINE (49% OWNERSHIP INTEREST), CANADA

Kinross' share of third quarter gold production from the Porcupine Joint Venture was 57,779 ounces, a 30% improvement over the 44,344 ounces produced during the same period last year. Total cash cost per ounce was $204, a marked improvement over the $245 per ounce achieved during the third quarter 2002. Year-to-date gold production increased to 165,323 ounces at a total cash cost of $215 per ounce as compared to the 135,887 ounces produced during the first nine months of 2002. Kinross' share of nine-month comparable production figures includes only 100% of Hoyle Pond mine production for the first six month 2002, whereas, 2003 production figures reflect Kinross' 49% ownership share in the Porcupine Joint Venture formed on July 1, 2002.

Third quarter 2003 production was 4% greater than plan and total cash cost were 5% lower than plan as a result of higher than plan mill throughput (+4%) and gold recoveries (+2%). These improvements were achieved despite power outages and associated power constraints, which resulted in 60 hours of downtime during August.

Kinross' expectation for Porcupine is to produce approximately 55,000 ounces to the Company's account at total cash costs of $217 per ounce in the fourth quarter of 2003.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

       RECONCILIATION OF THE PORCUPINE JOINT VENTURE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                     THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                          SEPTEMBER 30,                  SEPTEMBER 30,
                                                                    2003           2002           2003            2002
                                                         -------------------------------------------------------------
       Operating costs per financial statements                $    14.3      $    11.0      $    41.3      $    27.9
       Site restoration cost accruals                               (0.4)          (0.3)          (1.1)          (0.9)
       Change in bullion inventory                                  (0.7)           0.2           (2.0)          (0.8)
       Operating costs not related to gold production               (1.4)             -           (2.4)          (0.4)
                                                         -------------------------------------------------------------
       Operating costs for per ounce calculation purposes      $    11.8      $    10.9      $    35.6      $    25.8
                                                         -------------------------------------------------------------
       Gold equivalent production - ounces                        57,779         44,344        165,323        135,887
       Total cash costs per equivalent ounce of gold           $     204      $     245      $     215      $     190

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Porcupine Joint Venture in the third quarter of 2003 was $2.5 million. This amount included expenditures on the tailings dam lifts and the development of the Pamour project.

The Pamour open pit feasibility study is in the process of being finalized and permitting work has commenced. Demolition of the old Pamour headframe and associated infrastructure has been completed in preparation of the development of the open pit operations.

An aggressive exploration program continued during the third quarter with 23,876 metres of exploration diamond drilling completed. In the Pamour area, drilling of the north contact returned significant results including 1.82 grams per tonne over 27.1 metres, 1.39 grams per tonne over 36.0 metres and 1.37 grams per tonne over 21.3 metres. At the Hoyle Pond mine, diamond drilling continues to expand the size of the newly discovered high grade "A" Vein. Underground development has commenced to access the "A" Vein on the 740 level.

KUBAKA (98.1% OWNERSHIP INTEREST), RUSSIA

During the third quarter 2003, Kinross' share of gold equivalent production from the Kubaka mine was 43,144 ounces (98.1% ownership) at a total cash cost of $206 per ounce, compared with the 56,806 ounces (54.7% ownership) produced at a total cash cost of $126 per ounce achieved during the same three month period in 2002. Comparable production was lower due to the completion of mining activities at the Kubaka pit at the end of 2002 and the commencement of processing of relatively lower grade ore stockpiles which was partially offset by the increased ownership interest in 2003. The processing of stockpiled ore, combined with underground mining activities, continued in the third quarter.

Nine-month 2003 production figures were similarly impacted by the closure of the Kubaka open pit with Kinross' share of gold equivalent production totaling 120,770 ounces (98.1% ownership) at a total cash cost of $195 per ounce down from the 173,847 (54.7% ownership) ounces at a total cash cost of $135 per ounce achieved during the first nine months of 2002.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Third quarter 2003 gold equivalent production was 28% less than plan due to lower underground production partially offset by 5% higher than plan mill throughput. Underground production is expected to return to plan during the fourth quarter of 2003.

Kinross' expectation for Kubaka is to produce approximately 55,000 gold equivalent ounces to the Company's account at total cash costs of $190 per ounce in the fourth quarter of 2003.


       RECONCILIATION OF THE KUBAKA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                         SEPTEMBER 30,                 SEPTEMBER 30,
                                                                     2003         2002         2003             2002
                                                          ----------------------------------------------------------
       Operating costs per financial statements                 $     8.9    $     5.6    $    23.7       $    20.6
       Site restoration cost accruals                                (0.1)        (0.2)        (0.4)           (0.6)
       Change in bullion inventory                                    0.3          1.4          0.6             2.7
       Management fees                                                  -          0.4            -             0.8
                                                          ----------------------------------------------------------
       Operating costs for per ounce calculation purposes       $     9.1    $     7.2    $    23.9       $    23.5
                                                          ----------------------------------------------------------
       Gold equivalent production - ounces                         43,144       56,806      120,770         173,847
       Total cash costs per equivalent ounce of gold            $     206    $     126    $     195       $     135

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of third quarter 2003 capital expenditures at the Kubaka mine was $0.1 million.

Underground development activities on the North High Wall, Centre Zone and North Vein, which are extensions of the main vein system at the mined out Kubaka mine, are continuing to progress slowly due to lower than plan equipment availability, however, development rates had begun to improve during the last half of September. The Kubaka underground veins will provide high-grade mill feed to supplement the stockpile mill feed presently being processed.

During the quarter, authorization to commence mining the Birkachan open pit was received from the Ministry of Natural Resources. Planning for the development of the test open pit is being finalized. Exploration drilling commenced during the quarter to determine the potential for additional gold mineralization along the flanks of the proposed pit. At the Tsokol vein, preliminary underground mining plans were completed during the quarter and a final mining proposal is being prepared.

BRASILIA (49% OWNERSHIP INTEREST), BRAZIL

Kinross acquired its ownership interest in the Brasilia open pit mine, located in the State of Minas Gerais, Brazil upon completion of the combination with TVX on January 31, 2003. During the three months and eight months ending September 30, 2003, the Company's share of gold production was 23,577 ounces at a total cash cost of $214 per ounce and 66,242 ounces at a total cash cost of $189 per ounce, respectively. Harder than anticipated ore, which reduced mill throughput, and the higher sulphide content of the ore processed, which lowered recoveries, combined to negatively impacted gold production as compared to plan. The lower gold

--------------------------------------------------------------------------------
                                                                      Kinross Q3
production in addition to higher electricity, fuel and maintenance costs resulted in third quarter total cash costs per ounce being 24% above plan.

The economics of the Calha Mill expansion prefeasibility study, completed during the second quarter, were favourable and, as a result, work has begun on a full feasibility study to be completed during the first quarter 2004. The study envisions the installation of a SAG mill to increase mill throughput by approximately 50% to 30 million tonnes per annum.

Kinross' expectation for the Brasilia mine is to produce approximately 28,000 ounces to the Company's account at total cash costs of $169 per ounce in the fourth quarter of 2003.


       RECONCILIATION OF THE BRASILIA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED    EIGHT MONTHS ENDED
                                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                                                 2003                  2003
                                                                 ------------------------------------------

       Operating costs per financial statements                        $          5.1       $         13.5
       Site restoration cost accruals                                            (0.1)                (0.3)
       Change in bullion inventory                                                0.0                 (0.7)
                                                                 ------------------------------------------
       Operating costs for per ounce calculation purposes              $          5.0       $         12.5
                                                                 ------------------------------------------
       Gold equivalent production - ounces                                     23,577               66,242
       Total cash costs per equivalent ounce of gold                   $          214       $          189

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Brasilia mine in the third quarter of 2003 was $2.1 million. Capital expenditures in the quarter were mainly related to additions to the mining fleet and work related to the tailings dam.

LA COIPA (50% OWNERSHIP INTEREST), CHILE

Kinross acquired its ownership interest in the La Coipa mine, Chile upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the three months ending September 30, 2003 was 42,890 ounces at total cash costs of $235 per equivalent ounce, a significant improvement over the 32,854 ounces, at a total cash cost of $291, produced during the second quarter 2003. For the eight-month period ending September 30, 2003, gold equivalent production was 99,667 ounces at a total cash cost of $256 per ounce. Unlike a number of senior mining companies, it is Kinross' policy to expense open pit stripping costs rather than defer these costs until a later date. If stripping costs had been deferred, third quarter and eight-month total cash costs per gold equivalent ounce would have been $204 and $221, respectively.

Third quarter 2003 gold equivalent production was 9% above plan, as the result of higher silver grades combined with better than anticipated gold and silver recoveries. Better than plan silver grade and precious metal recoveries were due to changes to the mining plan as mining activities focused on the Brecha Norte pit while remediation work continued on the Coipa Norte pit.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Kinross' expectation for the La Coipa mine is to produce approximately 30,000 gold equivalent ounces to the Company's account at total cash costs of $307 per ounce in the fourth quarter of 2003. It should be noted that the most significant component of the difference with our joint venture partner in total cash cost expectations for La Coipa is the fact that Kinross does not defer stripping.


       RECONCILIATION OF THE LA COIPA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                     THREE MONTHS ENDED   EIGHT MONTHS ENDED
                                                                          SEPTEMBER 30,        SEPTEMBER 30,
                                                                                   2003                 2003
                                                                   -----------------------------------------

       Operating costs per financial statements                         $           7.9       $        25.7
       Site restoration cost accruals                                              (0.1)               (0.2)
       Change in bullion inventory                                                  2.3                 0.0
                                                                   -----------------------------------------
       Operating costs for per ounce calculation purposes               $          10.1       $        25.5
                                                                   -----------------------------------------
       Gold equivalent production - ounces                                       42,890             99,667
       Total cash costs per equivalent ounce of gold                    $           235       $        256

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at La Coipa during the third quarter 2003 was $0.4 million.

CRIXAS (50% OWNERSHIP INTEREST), BRAZIL

Kinross acquired its ownership interest in the Crixas mine, located in the State of Goias, Brazil upon completion of the combination with TVX on January 31, 2003. The mine continues to perform well with the Company's share of gold production during the third quarter 2003 totaling 24,216 ounces at a total cash cost of $105 per ounce. For the eight months ending September 30, 2003, Kinross' share of production was 63,923 ounces of gold at a total cash cost of $103 per ounce.

Kinross' expectation for the Crixas mine is to produce approximately 22,000 ounces to the Company's account at total cash costs of $118 per ounce in the fourth quarter of 2003.

       RECONCILIATION OF THE CRIXAS MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                    THREE MONTHS ENDED   EIGHT MONTHS ENDED
                                                                         SEPTEMBER 30,        SEPTEMBER 30,
                                                                                  2003                 2003
                                                                 ------------------------------------------

       Operating costs per financial statements                         $          2.3        $        7.3
       Site restoration cost accruals                                             (0.0)               (0.1)
       Change in bullion inventory                                                 0.3                (0.7)
                                                                 ------------------------------------------
       Operating costs for per ounce calculation purposes               $          2.5        $        6.5
                                                                 ------------------------------------------
       Gold equivalent production - ounces                                      24,216              63,923
       Total cash costs per equivalent ounce of gold                    $          105        $        103

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

--------------------------------------------------------------------------------
                                                                      Kinross Q3
                                                                              11

Kinross' share of capital expenditures at the Crixas mine in the third quarter of 2003 was $0.8 million.

Exploration drilling for the quarter of 5,570 meters was completed around the Crixas Mine. Work on the Forquilha Sul ore zone, which overlies the principle Mina III ore body, has confirmed continuity mineralization over a strike length of approximately 200m and a down-plunge length of 300m. To date, eight diamond drill holes, spaced approximately 50m both along strike and downdip, have returned intercepts over widths of 3m to 10m grading 3.0 g/t to 7.5 g/t. The zone remains open down plunge.

MUSSELWHITE (31.93% OWNERSHIP INTEREST), CANADA

Kinross acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada upon completion of the combination with TVX on January 31, 2003. The Company's share of third quarter gold production totaled 18,593 ounces, essentially as plan, however, total cash costs of $265 per ounce were greater than plan due to unbudgeted underground contractor development work in the PQ zone. In September, Musselwhite took over development from the contractor and it is anticipated that total cash costs will return to plan during the fourth quarter.

For the eight-month period ending September 30, 2003, gold production was 46,157 ounces at a total cash cost of $257 per ounce compared to plan production of 50,671 ounces at $250 per ounce. Operational shortfalls in the first quarter are largely responsible for the lower than plan gold production.

Kinross' expectation for the Musselwhite mine is to produce approximately 18,000 ounces to the Company's account at total cash costs of $255 per ounce in the fourth quarter of 2003.


       RECONCILIATION OF THE MUSSELWHITE MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED    EIGHT MONTHS ENDED
                                                                        SEPTEMBER 30,         SEPTEMBER 30,
                                                                                 2003                  2003
                                                                 ------------------------------------------
       Operating costs per financial statements                       $           5.1       $         12.1
       Site restoration cost accruals                                            (0.0)                   -
       Change in bullion inventory                                               (0.2)                   -
       Care and maintenance                                                         -                 (0.2)
                                                                 ------------------------------------------
       Operating costs for per ounce calculation purposes             $           4.9       $         11.9
                                                                 ------------------------------------------
       Gold equivalent production - ounces                                     18,593               46,157
       Total cash costs per equivalent ounce of gold                  $           265       $          257

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the Musselwhite mine in the third quarter of 2003 was $1.0 million, essentially inline with budget.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

Positive results continue to be obtained from both barge and underground infill diamond drilling of the PQ Deep zone. A step-out drill hole, drilling 300 metres north of the known PQ Deep zone, returned 14.6 grams per tonne over 5.4 metres. Elsewhere on the property, diamond drilling on the Camp zone, a potential small open pit target, returned 8.7 grams per tonne over 24.8 metres.

NEW BRITANNIA (50% OWNERSHIP INTEREST), CANADA

Kinross operates and owns a 50% interest in the New Britannia underground mine, located in northern Manitoba, acquired in the combination with TVX on January 31, 2003. During the third quarter 2003, Kinross' share of gold production was 8,235 ounces at a total cash cost of $325 per ounce. The Company's share of gold production for the eight months ending September 30, 2003 was 25,060 ounces at a total cash cost of $306 per ounce.

Kinross and its joint venture partner, High River Gold Mines Limited, are evaluating the future of the mine as a result of the higher than anticipated mining costs, result of the stronger Canadian dollar and challenging mining conditions experienced recently. The mine will continue operations as normal while the joint venture partners reassess the operations.

Kinross' expectation for the New Britannia mine is to produce approximately 14,000 ounces to the Company's account at total cash costs of $305 per ounce in the fourth quarter of 2003.


       RECONCILIATION OF THE NEW BRITANNIA MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED   EIGHT MONTHS ENDED
                                                                        SEPTEMBER 30,        SEPTEMBER 30,
                                                                                 2003                 2003
                                                                 -----------------------------------------
       Operating costs per financial statements                         $         3.1        $        8.9
       Site restoration cost accruals                                            (0.0)                  -
       Change in bullion inventory                                               (0.3)               (1.2)
       Care and Maintenance                                                      (0.1)               (0.1)
                                                                 -----------------------------------------
       Operating costs for per ounce calculation purposes               $         2.7        $        7.7
                                                                 -----------------------------------------
       Gold equivalent production - ounces                                      8,235              25,060
       Total cash costs per equivalent ounce of gold                    $         325        $        306

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

Kinross' share of capital expenditures at the New Britannia mine in the third quarter of 2003 was $0.2 million with the majority of those expenditures focused on ore development.

--------------------------------------------------------------------------------
                                                                      Kinross Q3
                                                                              13

LUPIN (100% OWNERSHIP INTEREST), CANADA

In August 2003, Kinross Gold Corporation announced the immediate suspension of operations at the Lupin mine in Canada due to the poor economic performance of the operation over a protracted period of time. As a result, gold production during the third quarter fell to 11,690 ounces, at a total cash cost of $395 per ounce, down from the 25,534 ounces achieved during the second quarter 2003. The plant and equipment has been placed on care and maintenance pending the results of the review of future alternatives for the property. Personnel remain onsite to continue with environmental management programs to ensure compliance with all regulatory requirements.

Kinross is reviewing future alternatives for the property including the development of a mine plan to extract the shaft and crown pillars. These pillars and other remnant mining are expected to contain almost 110,000 ounces of gold (approximately 400,000 tonnes at an average grade of about 8.5 grams of gold per tonne). Recovery of these pillars through 2004 has the potential for the operation to produce a comparable amount of gold to that originally planned for 2004, but at a higher grade and, consequently, at lower total cash costs per ounce. In addition, preliminary plans indicate that the materials and supplies inventory will be consumed during this program and cash flow will support the remaining mine values, therefore no impairment has been recorded during the third quarter of 2003.


       RECONCILIATION OF THE LUPIN MINE TOTAL CASH COSTS PER
       EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS
       (MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)

                                                                   THREE MONTHS ENDED   EIGHT MONTHS ENDED
                                                                        SEPTEMBER 30,        SEPTEMBER 30,
                                                                                 2003                 2003
                                                                 -----------------------------------------

       Operating costs per financial statements                         $        11.4        $       32.2
       Site restoration cost accruals                                            (0.2)               (0.8)
       Change in bullion inventory                                               (1.0)               (2.9)
       Care and Maintenance                                                      (5.6)               (5.6)
                                                                 -----------------------------------------
       Operating costs for per ounce calculation purposes               $         4.6        $       22.8
                                                                 -----------------------------------------
       Gold equivalent production - ounces                                     11,690              56,008
       Total cash costs per equivalent ounce of gold                    $         395        $        407

         Total cash costs are non-GAAP measures. For further information on this non-GAAP measure, please refer to the disclosure under the heading
         "Costs and Expenses - Operations Summary".

ADMINISTRATION

Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration expenses totaled $4.7 million in the third quarter and $16.5 million in the first nine months of 2003, compared to $3.2 million in the third quarter and $8.0 million in the first nine months of 2002, respectively. Administrative expenses increased in 2003 due to the completion of the combination with TVX and Echo Bay. Administrative costs per ounce of equivalent production for the third quarter 2003 and 2002 were $11 and $14, respectively.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenditures in the third quarter and first nine months of 2003 were $5.4 million and $18.7 million, respectively, compared to $2.4 million in the third quarter and $6.5 million in the first nine months 2002.

Exploration activities in 2003 focused primarily at and around existing operating mines and on the Kettle River - Emanuel Creek project. During the third quarter of 2003, the Company spent $2.0 million on exploration at Kinross operated mines, including $0.7 million on the Fort Knox in-pit program as well as Gil and Ryan Lode projects, $0.6 million on district exploration and advancing the Gold Hill project at Round Mountain. At the Musselwhite Joint Venture, third quarter expenditures to Kinross' account totaled $0.5 million advancing the new PQ Deeps deposit and $0.4 million on exploration activities on the Porcupine Joint Venture in Timmins. At Kettle River a new gold zone, named the West Zone, has been discovered in the vicinity of the Emanuel Creek deposit. To date 26 drill holes have pierced the West Zone. A follow-up program has been designed to define the extent and continuity of mineralized structures. During the third quarter, drill programs were initiated on the Gurupi project in Brazil and on the Norseman project in Australia.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $40.0 million in the third quarter and $108.5 million in the first nine months 2003 compared to $19.9 million in the third quarter and $61.3 million in the first nine months of 2002. Depreciation, depletion and amortization have decreased per equivalent ounce of gold sold to $95 in the third quarter and $92 in the first nine months of 2003, from $110 in the third quarter and $101 in the first nine months 2002. The 2003 decrease in depreciation, depletion and amortization per equivalent ounce of gold sold is due to the cost of the newly acquired assets of TVX and Echo Bay and the associated production from those assets.

INTEREST EXPENSE

Interest expense totaled $0.6 million in the third quarter and $3.1 million in the first nine months of 2003, compared to $1.2 million in the third quarter and $4.0 million in the first nine months of 2002. Interest expense in the first nine months of 2003 includes interest accrued on the debt component of the convertible debentures up to September 29, 2003. Interest costs should decline going forward as these convertible debentures have been redeemed and there will be no further accrual of interest on the debt component.

INCOME AND MINING TAXES

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Russia and Chile. However, the Company has operating losses and other tax deductions to shelter future taxable income in Canada and the United States. The third quarter 2003 liability arises from income taxes in Russia, Brazil, and Chile. For details on the operating losses and other tax deductions available to shelter future taxable income please see Note 16 to the 2002 Audited Consolidated Financial Statements of Kinross.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities in the third quarter of 2003 was $42.0 million compared to $17.5 million in 2002. Cash flow provided from operating activities increased in the third quarter of 2003 due to higher gold equivalent production as a result of the completion of the business combination with TVX and Echo Bay and higher realized gold prices per ounce of gold sold.

FINANCING ACTIVITIES

On August 28, 2003 Kinross issued 23 million common shares for gross proceeds of Cdn.$213 million. After giving effect to the closing of the offering, the total number of common shares outstanding was approximately 338.4 million. The net proceeds from the offering were used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was Cdn.$195.6 million. The convertible debentures were redeemed on September 29, 2003.

During the third quarter of 2003, Kinross issued 32,549 common shares for net proceeds of $0.3 million pursuant to the employee share incentive plan. Kinross also issued 340,927 common shares for net proceeds of $1.1 million pursuant to the employee stock option plan.

The debt component of convertible debentures was reduced by $1.4 million during the third quarter and by $4.2 million during the first nine months of 2003 compared to $1.3 million during the third quarter and $3.8 million during the first nine months of 2002. Long-term debt repayments were $0.8 million during the third quarter of 2003 compared to $0.2 million during 2002. Long-term debt repayments consisted of scheduled repayments under various capital leases.

No dividends were declared nor paid to the holders of the convertible preferred shares of subsidiary company Kinam Gold Inc. in 2003 or 2002.

Kinross has unrestricted cash and cash equivalents of $141.2 million and restricted cash of $5.2 million at September 30, 2003. This restricted cash is associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. On February 27, 2003, Kinross entered into a credit facility for $125.0 million with a maturity date of December 31, 2005. At the end of the third quarter, letters of credit had been issued to replace all of the old financial assurance. Some state agencies have not released the old financial assurance they were holding, causing restricted cash for longer than had been anticipated. The remaining restricted cash is expected to be released during the fourth quarter of 2003.

As at September 30, 2003, Kinross' long-term debt was $30.7 million consisting of $25.0 million of Fort Knox industrial revenue bonds, $2.8 million relating to the Kubaka project financing, and various capital leases and other debt of $2.9 million. The current portion of the long-term debt is

--------------------------------------------------------------------------------
                                                                      Kinross Q3

$19.6 million, which includes $15.0 million of repayments on the industrial revenue bonds, which is not mandatory but planned.

INVESTING ACTIVITIES

Capital expenditures were $27.4 million in the third quarter and $52.3 million in the first nine months of 2003 compared to $8.9 million in the third quarter and $18.1 million in the first nine months of 2002. Capital expenditures were spread fairly evenly across all of the operating mines. Capital expenditures were financed out of cash flow from operating activities.

INVESTMENT IN TVX HELLAS

Since January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of the Company, has been shut down. The Company has been working with the Greek government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company will hold a minority interest. If the Company achieves this goal, the Olympias and Skouries gold projects would also undergo similar changes in ownership. Resolution is expected in this quarter. As a protective measure, the Company has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties of the Company, into bankruptcy.

COMMODITY PRICE RISKS

Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. Kinross does not hold these financial instruments for speculative or trading purposes. Kinross is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2003 are as follows:

                    OUNCES     AVERAGE     CALL OPTIONS          AVERAGE
         YEAR       HEDGED       PRICE             SOLD     STRIKE PRICE
         ----       ------     -------     ------------     ------------
         2003       20,000     $   274           50,000          $   300
         2004      137,500         277           50,000              340
         2005       37,500         296                -                -
                 -------------------------------------------------------
         Total     195,000     $   281          100,000          $   320
                 =======================================================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at September 30, 2003 was negative $21.4 million based on a gold price of $388. Kinross will continue to deliver into these contracts as they mature and not replace them with new contracts.

--------------------------------------------------------------------------------
                                                                      Kinross Q3
                                                                              17

NEW DEVELOPMENTS

THE ACQUISITION OF CROWN RESOURCES

On October 8, 2003, Kinross announced that it had executed a Letter of Intent with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. As at December 31, 2002, Crown had reported total proven and probable reserves of 1.94 million tonnes grading
13.44 grams per tonne gold and further mineralized material of 1.07 million tonnes grading 13.82 grams per tonne gold. In late 2002 and early 2003, Crown completed a very successful 41-hole infill diamond drilling program designed to upgrade some of the mineralized material to the proven and probable category.

The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. In conjunction with the permitting process, Kinross will review potential synergies between its Kettle River operation and the Buckhorn Mountain deposit.

EQUITY INVESTMENTS SOLD

On October 24, 2003, Kinross sold its entire equity ownership stake in Minefinders (4,250,000 common shares) for net proceeds of Cdn.$43.6 million. Kinross also sold its entire equity ownership in Endeavour Mining Capital Corporation (2,026,586 common shares) on November 5, 2003, for net proceeds of Cdn.$6.8 million. The Company's investments in Minefinders and Endeavour were deemed not to be strategic on a going forward basis.

OUTLOOK

As at September 30, 2003, Kinross has $141.2 million of unrestricted cash and $5.2 million of restricted cash, which should become unrestricted during the fourth quarter. Cash balances have increased due to positive results at operations. Kinross was able to issue equity, and the proceeds were applied to redeem 100% of the convertible debentures. Kinross will continue to focus on improving operational profitability and maximizing the benefit of our investment in quality projects. The forecast for the full year 2003 is gold equivalent production of approximately 1.7 million ounces at total cash costs of approximately $223 per ounce, which implies total cash costs of approximately $216 for the fourth quarter.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

--------------------------------------------------------------------------------

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

FOR ADDITIONAL INFORMATION, E-MAIL INFO@KINROSS.COM OR CONTACT:
                                   ----------------

Robert M. Buchan            Gordon A. McCreary       Brian W. Penny
President and               Vice President           Vice President Finance
Chief Executive Officer     Corporate Affairs        and Chief Financial Officer
Tel. (416) 365-5650         Tel. (416) 365-5132      Tel. (416) 365-5662

Carl Hansen
Director Investor Relations
Tel.  (416) 365-5673

Kinross will host a conference call at 11:00 am EDT on Thursday, November 6, 2003, to discuss third quarter results. The audio will be available and archived at WWW.KINROSS.COM and the conference call will be archived at WWW.KINROSS.COM. For participation in the conference call e-mail INFO@KINROSS.COM or call Tracey Thom, Manager Investor Relations, at (416) 365-1362.

--------------------------------------------------------------------------------
                                                                      Kinross Q3
                                                                              19


GOLD EQUIVALENT PRODUCTION - OUNCES
                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               SEPTEMBER 30                    SEPTEMBER 30
                                                       ----------------------------   ----------------------------
                                                            2003           2002            2003          2002
                                                       -------------  -------------   -------------- -------------
PRIMARY OPERATIONS:
      Fort Knox                                              98,518        113,449          291,157       296,162
      Round Mountain (1) (4)                                 97,468           -             277,838             -
      Porcupine Joint Venture (2)                            57,779         44,344          165,323       135,887
      Kubaka (3)                                             43,144         56,806          120,770       173,847
      Brasilia (1) (5)                                       23,577              -           66,242             -
      La Coipa (1) (4)                                       42,890              -           99,667             -
      Crixas (1) (4)                                         24,216              -           63,923             -
      Musselwhite (1) (6)                                    18,593              -           46,157             -
      New Britannia (1) (4)                                   8,235              -           25,060             -
      Lupin (1)                                              11,690              -           56,008             -
                                                       -------------  -------------   -------------- -------------

                                                            426,110        214,599        1,212,145       605,896
                                                       -------------  -------------   -------------- -------------

OTHER OPERATIONS:
      Blanket                                                 8,706         11,130           27,009        31,783
      Refugio (4)                                                 -              -                -         8,902
      Denton-Rawhide (7)                                          -          2,217            1,730         8,957
      Andacollo (7)                                               -              -                -         1,858
                                                       -------------  -------------   -------------- -------------

                                                              8,706         13,347           28,739        51,500
                                                       -------------  -------------   -------------- -------------

Total gold equivalent ounces                                434,816        227,946        1,240,884       657,396
                                                       =============  =============   ============== =============

CONSOLIDATED PRODUCTION COSTS
($ per ounce of gold equivalent)
      Cash operating costs                              $       213    $       198     $        214   $       197
      Royalties                                                  12              7               11             6
                                                       -------------  -------------   -------------- -------------
      Total cash costs                                          225            205              225           203
      Reclamation                                                 6              4                5             4
      Depreciation and amortization                              95            110               92           101
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       326    $       319     $        322   $       308
                                                       =============  =============   ============== =============

(1)  Production data is for the eight months from February to September, 2003.
(2)  2003 production reflects the Company's 49% ownership interest in the Porcupine Joint Venture. 2002 production reflects the Company's 100% ownership interest in the Hoyle Pond mine to June 30 and the 49%
     interest in the Porcupine Joint Venture thereafter.
(3)  Represents the Company's 54.7% ownership interest to February 28, 2003, 100% thereafter.
(4)  Represents the Company's 50% ownership interest.
(5)  Represents the Company's 49% ownership interest.
(6)  Represents the Company's 32% ownership interest.
(7)  Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim
     (formerly Dayton) ownership interest.

------------------------------------------------------------------------------------------------------------------
                                                                                                        Kinross Q3
                                                                                                                20


CASH OPERATING COSTS
($ per ounce of gold equivalent)                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               SEPTEMBER 30                   SEPTEMBER 30
                                                       ----------------------------   ----------------------------
                                                            2003           2002            2003           2002
                                                       -------------  -------------   -------------- -------------
PRIMARY OPERATIONS:
      Fort Knox                                         $       246    $       217     $        247   $       240
      Round Mountain (1)                                        169              -              157             -
      Porcupine Joint Venture                                   204            244              215           189
      Kubaka                                                    184            105              173           114
      Brasilia (1)                                              210              -              184             -
      La Coipa (1)                                              235              -              256             -
      Crixas (1)                                                101              -               99             -
      Musselwhite (1)                                           266              -              257             -
      New Britannia (1)                                         325              -              306             -
      Lupin (1)                                                 395              -              407             -
                                                       -------------  -------------   -------------- -------------
                                                                211            193              213           192
                                                       -------------  -------------   -------------- -------------
OTHER OPERATIONS:
      Blanket                                                   281            295              270           268
      Refugio                                                     -              -                -           165
      Denton-Rawhide                                              -            250              218           241
      Andacollo                                                   -              -                -           287
                                                       -------------  -------------   -------------- -------------
                                                                281            287              267           247
                                                       -------------  -------------   -------------- -------------

                                                        $       213    $       198     $        214   $       197
                                                       =============  =============   ============== =============

TOTAL CASH COSTS
($ per ounce of gold equivalent)
PRIMARY OPERATIONS:
      Fort Knox                                         $       249    $       219     $        250   $       241
      Round Mountain (1)                                        209              -              188             -
      Porcupine Joint Venture                                   204            245              215           190
      Kubaka                                                    206            126              195           135
      Brasilia (1)                                              214              -              189             -
      La Coipa (1)                                              235              -              256             -
      Crixas (1)                                                105              -              103             -
      Musselwhite (1)                                           265              -              257             -
      New Britannia (1)                                         325              -              306             -
      Lupin (1)                                                 395              -              407             -
                                                       -------------  -------------   -------------- -------------
                                                                224            199              224           199
                                                       -------------  -------------   -------------- -------------
OTHER OPERATIONS:
      Blanket                                                   288            298              278           272
      Refugio                                                     -              -                -           182
      Denton-Rawhide                                              -            256              221           246
      Andacollo                                                   -              -                -           295
                                                       -------------  -------------   -------------- -------------
                                                                288            291              275           253
                                                       -------------  -------------   -------------- -------------

                                                        $       225    $       205     $        225   $       203
                                                       =============  =============   ============== =============

(1)  COST DATA IS FOR EIGHT MONTHS FROM FEBRUARY TO SEPTEMBER, 2003.

------------------------------------------------------------------------------------------------------------------
                                                                                                        Kinross Q3
                                                                                                                21


GOLD PRODUCTION AND COST SUMMARY
                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                               SEPTEMBER 30                   SEPTEMBER 30
                                                       ----------------------------   ----------------------------
                                                            2003          2002             2003           2002
                                                       -------------  -------------   -------------- -------------
FORT KNOX
Tonnes milled/crushed (000's) (1)                           3,653.3        3,663.1         10,180.1      10,445.8
Grade (grams per tonne)                                        1.00           1.13             1.07          1.04
Recovery                                                         84%            85%              83%           85%
Gold equivalent production to dore (2)                       98,518        113,449          291,157       296,162
Per ounce:
      Total cash costs                                  $       249    $       219     $        250   $       241
      Depreciation, depletion and amortization                   87            147               98           123
      Site restoration cost accruals                              5              3                5             4
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       341    $       369     $        353   $       368
                                                       =============  =============   ============== =============

ROUND MOUNTAIN (5) (8)
Tonnes milled/crushed (000's) (1)                           3,972.5              -         14,723.6             -
Grade (grams per tonne)                                        0.51              -             0.62             -
Recovery                                                         66%             -               66%            -
Gold equivalent production to dore (2)                       97,468              -          277,838             -
Per ounce:
      Total cash costs                                  $       209    $         -     $        188   $         -
      Depreciation, depletion and amortization                   97              -               90             -
      Site restoration cost accruals                              5              -                5             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       311    $         -     $        283   $         -
                                                       =============  =============   ============== =============

PORCUPINE JOINT VENTURE (3)
Tonnes milled/crushed (000's) (1)                           1,063.8        1,068.4          3,112.0       1,311.9
Grade (grams per tonne)                                        3.70           2.87             3.65          4.80
Recovery                                                         93%            95%              93%           90%
Gold equivalent production to dore (2)                       57,779         44,344          165,323       135,887
Per ounce:
      Total cash costs                                  $       204    $       245     $        215   $       190
      Depreciation, depletion and amortization                  122             98              103            91
      Site restoration cost accruals                              7              7                7             7
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       333    $       350     $        325   $       288
                                                       =============  =============   ============== =============

KUBAKA (4)
Tonnes milled/crushed (000's) (1)                             227.8          205.7            661.8         636.0
Grade (grams per tonne)                                        6.14          15.98             6.47         15.73
Recovery                                                         96%            98%              97%           98%
Gold equivalent production to dore (2)                       43,144         56,806          120,770       173,847
Per ounce:
      Total cash costs                                  $       206    $       126     $        195   $       135
      Depreciation, depletion and amortization                  114             93              109            92
      Site restoration cost accruals                              -              4                2             3
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       320    $       223     $        306   $       230
                                                       =============  =============   ============== =============

------------------------------------------------------------------------------------------------------------------
                                                                                                        Kinross Q3
                                                                                                                22

BRASILIA (6) (8)
Tonnes milled/crushed (000's) (1)                           4,654.6              -         12,251.5             -
Grade (grams per tonne)                                        0.43              -             0.40             -
Recovery                                                         75%             -               77%            -
Gold equivalent production to dore (2)                       23,577              -           66,242             -
Per ounce:
      Total cash costs                                  $       214    $         -     $        189   $         -
      Depreciation, depletion and amortization                   64              -               60             -
      Site restoration cost accruals                              5              -                5             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       283    $         -     $        254   $         -
                                                       =============  =============   ============== =============

LA COIPA (5) (8)
Tonnes milled/crushed (000's) (1)                           1,626.0              -          4,212.0             -
Grade (grams per tonne)                                        1.15              -             1.00             -
Recovery                                                         83%             -               84%            -
Gold equivalent production to dore (2)                       42,890              -           99,667             -
Per ounce:
      Total cash costs                                  $       235    $         -     $        256   $         -
      Depreciation, depletion and amortization                   39              -               46             -
      Site restoration cost accruals                              3              -                3             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       277    $         -     $        305   $         -
                                                       =============  =============   ============== =============

CRIXAS (5) (8)
Tonnes milled/crushed (000's) (1)                             190.9              -            502.6             -
Grade (grams per tonne)                                        8.27              -             8.30             -
Recovery                                                         96%             -               96%            -
Gold equivalent production to dore (2)                       24,216              -           63,923             -
Per ounce:
      Total cash costs                                  $       105    $         -     $        103             -
      Depreciation, depletion and amortization                  103              -              111             -
      Site restoration cost accruals                              1              -                1             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       209    $         -     $        215   $         -
                                                       =============  =============   ============== =============

MUSSELWHITE (7) (8)
Tonnes milled/crushed (000's) (1)                             339.4              -            873.2             -
Grade (grams per tonne)                                        5.40              -             5.40             -
Recovery                                                         95%             -               96%            -
Gold equivalent production to dore (2)                       18,593              -           46,157             -
Per ounce:
      Total cash costs                                  $       265    $         -     $        257   $         -
      Depreciation, depletion and amortization                  124              -              123             -
      Site restoration cost accruals                              1              -                1             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       390    $         -     $        381   $         -
                                                       =============  =============   ============== =============

------------------------------------------------------------------------------------------------------------------
                                                                                                        Kinross Q3
                                                                                                                23

NEW BRITANNIA (5) (8)
Tonnes milled/crushed (000's) (1)                             141.0              -            413.7             -
Grade (grams per tonne)                                        3.62              -             4.00             -
Recovery                                                         95%             -               95%            -
Gold equivalent production to dore (2)                        8,235              -           25,060             -
Per ounce:
      Total cash costs                                  $       325    $         -     $        306   $         -
      Depreciation, depletion and amortization                  137              -              136             -
      Site restoration cost accruals                              1              -                1             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       463    $         -     $        443   $         -
                                                       =============  =============   ============== =============

LUPIN (8)
Tonnes milled/crushed (000's) (1)                              50.6              -            178.1             -
Grade (grams per tonne)                                        7.20              -             6.69             -
Recovery                                                         93%             -               93%            -
Gold equivalent production to dore (2)                       11,690              -           56,008             -
Per ounce:
      Total cash costs                                  $       395    $         -     $        407   $         -
      Depreciation, depletion and amortization                   61              -               59             -
      Site restoration cost accruals                             15              -               15             -
                                                       -------------  -------------   -------------- -------------
      Total production costs                            $       471    $         -     $        481   $         -
                                                       =============  =============   ============== =============

(1)  Tonnes milled/crushed represents 100% of mine production
(2)  Gold equivalent to dore represents the Company's share
(3)  100% of Hoyle Pond mine to June 30, 2002, 49% of Porcupine Joint Venture thereafter.
(4)  54.7% ownership interest to February 28, 2003, 100% thereafter
(5)  50% ownership interest (6) 49% ownership interest
(7)  32% ownership interest
(8)  Production and cost data is for eight months from February to September, 2003.

------------------------------------------------------------------------------------------------------------------
                                                                                                        Kinross Q3
                                                                                                                24


KINROSS GOLD CORPORATION
CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)
                                                                                        AS AT                 AS AT
                                                                                 SEPTEMBER 30           DECEMBER 31
                                                                                         2003                  2002
                                                                         --------------------- ---------------------
ASSETS
  Current assets
   Cash and cash equivalents                                                    $     141.2            $    170.6
   Restricted cash                                                                      5.2                  21.1
   Accounts receivable and other assets                                                27.0                  15.5
   Inventories                                                                         98.2                  38.9
   Marketable securities                                                                1.6                   0.1
                                                                         --------------------- ---------------------
                                                                                      273.2                 246.2
  Property, plant and equipment                                                       811.7                 330.0
  Goodwill                                                                            888.6                     -
  Long - term investments                                                              31.1                  11.8
  Future income and mining taxes                                                       16.2                     -
  Deferred charges and other assets                                                    33.5                  10.0
                                                                         --------------------- ---------------------
                                                                                $   2,054.3            $    598.0
                                                                         ===================== =====================
LIABILITIES
  Current liabilities
   Accounts payable and accrued liabilities                                     $      87.3            $     35.5
   Current portion of long - term debt                                                 19.6                  23.3
   Current portion of site restoration cost accruals                                   11.5                  15.0
                                                                         --------------------- ---------------------
                                                                                      118.4                  73.8

  Long-term debt                                                                       11.1                  12.9
  Site restoration cost accruals                                                      106.6                  42.0
  Future income and mining taxes                                                       44.6                   3.3
  Deferred revenue                                                                      2.8                   4.5
  Other long-term liabilities                                                           6.4                   5.5
  Debt component of convertible debentures                                                -                  21.7
  Redeemable retractable preferred shares                                               2.8                   2.5
                                                                         --------------------- ---------------------
                                                                                      292.7                 166.2
                                                                         --------------------- ---------------------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                     12.6                  12.9
                                                                         --------------------- ---------------------

COMMON SHAREHOLDERS' EQUITY
  Common share capital                                                              1,747.2               1,058.5
  Contributed surplus                                                                  29.4                  12.9
  Equity component of convertible debentures                                              -                 132.3
  Deficit                                                                             (29.0)               (761.4)
  Cumulative translation adjustments                                                    1.4                 (23.4)
                                                                         --------------------- ---------------------
                                                                                    1,749.0                 418.9
                                                                         --------------------- ---------------------
                                                                                $   2,054.3            $    598.0
                                                                         ===================== =====================

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                                                                                                          Kinross Q3
                                                                                                                  25


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN MILLIONS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

                                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                            SEPTEMBER 30                  SEPTEMBER 30
                                                                   -----------------------------  ----------------------------
                                                                        2003            2002           2003           2002
                                                                   --------------  -------------  -------------  -------------
REVENUE
  Mining revenue                                                    $   153.8       $     56.5     $    428.6    $    184.5
  Interest and other income                                               2.4             6.0             5.2         13.7
  Mark-to-market (loss) gain on call options                             (0.9)           (0.3)            0.3         (1.9)
                                                                   --------------  -------------  -------------  -------------
                                                                        155.3            62.2           434.1        196.3
                                                                   --------------  -------------  -------------  -------------
EXPENSES
  Operating                                                             107.1            39.0           301.4        126.9
  General and administrative                                              4.7             3.2            16.5          8.0
  Exploration and business development                                    5.4             2.4            18.7          6.5
  Depreciation, depletion and amortization                               40.0            19.9           108.5         61.3
  (Gain) loss on sale of assets                                          (0.2)           (0.5)            0.2         (2.0)
  Loss on redemption of convertible debentures                            1.1               -             1.1            -
  Foreign exchange (gain) loss                                           (0.5)              -            (0.8)         3.0
  Interest expense on long-term liabilities                               0.6             1.2             3.1          4.0
  Writedown of marketable securities                                        -               -             0.1            -
                                                                   --------------  -------------  -------------  -------------
                                                                        158.2            65.2           448.8        207.7
                                                                   --------------  -------------  -------------  -------------
                                                                         (2.9)           (3.0)          (14.7)       (11.4)
  Minority interest                                                         -               -            (0.1)           -
  Share in loss of investee companies                                       -            (0.8)              -         (0.6)
                                                                   --------------  -------------  -------------  -------------
LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                                 (2.9)           (3.8)          (14.8)       (12.0)

PROVISION FOR INCOME AND MINING TAXES                                    (3.0)           (1.7)           (7.1)        (4.7)
                                                                   --------------  -------------  -------------  -------------
LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                                 (5.9)           (5.5)          (21.9)       (16.7)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY          (0.2)           (0.3)           (0.6)        (1.3)
                                                                   --------------  -------------  -------------  -------------
NET LOSS FOR THE PERIOD                                             $    (6.1)      $    (5.8)     $    (22.5)    $  (18.0)
                                                                   ==============  =============  =============  =============
ATTRIBUTABLE TO COMMON SHAREHOLDERS:
NET LOSS FOR THE PERIOD                                             $    (6.1)      $    (5.8)     $    (22.5)    $   (18.0)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES                   (2.2)           (1.3)           (6.5)         (5.5)

GAIN ON REDEMPTION OF CONVERTIBLE DEBENTURES                             16.5               -            16.5             -
                                                                   --------------  -------------  -------------  -------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHARES                   $     8.2       $    (7.1)     $    (12.5)    $   (23.5)
                                                                   ==============  =============  =============  =============
EARNINGS (LOSS) PER SHARE
  Basic                                                             $    0.03       $   (0.06)     $    (0.04)    $   (0.20)
  Diluted                                                           $    0.03       $       -      $        -     $       -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  Basic                                                                 323.4           119.4           297.4         118.2
  Diluted                                                               326.2               -               -             -
TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT SEPTEMBER 30                                              338.4         119.5

------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Kinross Q3
                                                                                                                            26


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(EXPRESSED IN MILLIONS OF U.S. DOLLARS) (UNAUDITED)
                                                                    THREE MONTHS ENDED               NINE MONTHS ENDED
                                                                        SEPTEMBER 30                   SEPTEMBER 30
                                                               ------------------------------ ------------------------------
                                                                    2003            2002           2003            2002
                                                               --------------  -------------- --------------  --------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING:
   Loss for the period before dividends on convertible
      preferred shares                                          $       (5.9)   $      (5.5)   $      (21.9)   $     (16.7)
  Items not affecting cash:
   Depreciation, depletion and amortization                             40.0           19.9           108.5           61.3
   Future income and mining taxes                                       (2.6)             -            (4.7)             -
   Deferred revenue realized                                            (0.6)          (1.3)           (1.7)          (3.8)
   Site restoration cost accruals                                        2.4            0.8             6.1            2.3
   Other                                                                 1.0           (0.8)            6.0           (0.8)
                                                                 ------------  -------------- --------------  --------------
                                                                        34.3           13.1           92.3            42.3
  Site restoration cash expenditures                                    (4.8)          (2.4)          (9.8)           (5.0)
  Changes in non-cash working capital items
   Accounts receivable and other assets                                  1.7            6.9           18.9             5.9
   Inventories                                                           2.2           (6.3)          (7.3)           (2.7)
   Marketable securities                                                 0.5              -            1.1             2.5
   Accounts payable and accrued liabilities                              3.8            5.8          (21.6)            3.1
  Effect of exchange rate changes on cash                                4.3            0.4            8.1             2.4
                                                                 ------------  -------------- --------------  --------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                            42.0           17.5           81.7            48.5
                                                                 ------------  -------------- --------------  --------------
FINANCING:
  Issuance of common shares                                            147.6            0.2          150.9            19.5
  Redemption of convertible debentures                                (144.8)             -         (144.8)              -
  Acquisition of preferred shares of subsidiary company                 (0.2)             -           (0.2)          (11.4)
  Reduction of debt component of convertible debentures                 (1.4)          (1.3)          (4.2)           (3.8)
  Repayment of debt                                                     (0.8)          (0.2)         (10.0)          (12.4)
                                                                 ------------  -------------- --------------  --------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                   0.4           (1.3)          (8.3)           (8.1)
                                                                 ------------  -------------- --------------  --------------
INVESTING:
  Additions to property, plant and equipment                           (27.4)          (8.9)         (52.3)          (18.1)
  Business acquisitions, net of cash acquired                              -              -          (81.4)              -
  Long-term investments and other assets                                 1.0            0.2           (6.7)            2.1
  Proceeds from the sale of property, plant and equipment                0.2            0.5            0.2             0.6
  Decrease (increase) in restricted cash                                   -          (17.1)          37.4           (21.5)
                                                                 ------------  -------------- --------------  --------------
CASH FLOW USED IN INVESTING ACTIVITIES                                 (26.2)         (25.3)        (102.8)          (36.9)
                                                                 ------------  -------------- --------------  --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        16.2           (9.1)         (29.4)            3.5
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         125.0           93.6          170.6            81.0
                                                                 ------------  -------------- --------------  --------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $    141.2    $      84.5    $     141.2     $      84.5
                                                                 ============  ============== ==============  ==============

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Kinross Q3
                                                                                                                          27


KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENT OF COMMON SHAREHOLDERS EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(expressed in millions of U.S. dollars) (unaudited)

                                                       ONTRIBUTED                              CUMULATIVE
                                            COMMON     CONTRIBUTED  CONVERTIBLE                TRANSLATION
                                            SHARES       SURPLUS     DEBENTURES    DEFICIT     ADJUSTMENTS      TOTAL
                                         ------------ ------------ ------------- ------------ ------------- --------------
BALANCE, DECEMBER 31, 2002                $  1,058.5   $     12.9   $     132.3   $   (761.4)  $     (23.4)  $      418.9

Reduction of stated capital                   (761.4)           -             -        761.4             -              -

Issuance of common shares                    1,450.1            -             -            -             -        1,450.1

Increase in equity component of
convertible debentures                             -            -           6.7         (6.5)            -            0.2

Redemption of convertible debentures               -         16.5        (139.0)                                   (122.5)

Net loss for the period                            -            -             -        (22.5)            -          (22.5)

Cumulative translation adjustments                 -            -             -            -          24.8           24.8

                                         ------------ ------------ ------------- ------------ ------------- --------------
BALANCE, SEPTEMBER 30, 2003               $  1,747.2   $     29.4   $         -   $    (29.0)  $       1.4   $    1,749.0
                                         ============ ============ ============= ============ ============= ==============

BALANCE, DECEMBER 31, 2001                $    945.7   $     12.9   $     124.8   $   (723.2)  $     (28.6)  $      331.6


Issuance of common shares                       19.6            -             -            -             -           19.6

Increase in equity component of
convertible debentures                             -            -           5.6         (5.5)            -            0.1

Net loss for the period                            -            -             -        (18.0)            -          (18.0)

Cumulative translation adjustments                 -            -             -            -           3.7            3.7

                                         ------------ ------------ ------------- ------------ ------------- --------------
BALANCE, SEPTEMBER 30, 2002               $    965.3   $     12.9   $     130.4   $   (746.7)  $     (24.9)  $     337.0
                                         ============ ============ ============= ============ ============= ==============

--------------------------------------------------------------------------------------------------------------------------
                                                                                                                Kinross Q3
                                                                                                                        27

KINROSS GOLD CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(ALL DOLLAR AMOUNTS ARE EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)

1.   BASIS OF PRESENTATION

     The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2002.

2.   NEW PRONOUNCEMENTS

     In 2003, the Accounting Standards Board of CICA issued Accounting Guideline No. 14 - Disclosure of Guarantees, which is effective for financial periods ending after December 15, 2002. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual arrangement.

     For the nine months ended September 20, 2003, the Company had no contracts or obligations that qualified as a guarantee under ACG -14.

3.   FINANCIAL INSTRUMENTS

     The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

     Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

     Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. For the nine months ended September 30, 2003, the mark-to-market adjustments decreased the liability by $0.3 million (2002 -
     1.9 million)

4.   STOCK OPTIONS

     The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2002. The Company has elected not to use the fair value method of accounting for stock options. As a result, the Company does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

     Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, pro forma net loss attributable to common shares would have amounted to $12.6 million (2002 - $23.6 million) and pro forma EPS would have remained at a loss of $0.04 per share for the nine month period ended September 30, 2003 (2002 - $0.20). In the third quarter of 2003 pro forma net earnings attributable to common shares would have amounted to $8.1 million (2002 - loss of $7.1 million) and pro forma earnings per share would have remained at $0.03 (2002 - loss of $0.06). The fair value of the options granted during the nine month period ended September 30, 2003 is estimated to be $0.5 million (2002 - $0.1 million). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumption used for grants in the nine month period ended September 30, 2003: dividend yield of 0.0%, expected volatility of 69.9%, risk-free interest rate of 2.75% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its pro forma earnings per share for the period.

5.   SEGMENTED INFORMATION

     The Company operates six gold mines and has a significant interest in five joint ventures. In addition the Company has an 89.2% interest in E-Crete, a producer of aerated concrete, and several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As of December 31, 2001, the Company no longer consolidates the Zimbabwe operation as a result of the political situation in that country. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, the reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.


AS AT SEPTEMBER 30, 2003 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003:

                                                                                 DEPRECIATION,  SEGMENT
                              OWNERSHIP  MINING   OPERATING  INTEREST  INTEREST  DEPLETION AND  PROFIT   SEGMENT    CAPITAL
                    LOCATION  INTEREST   REVENUE    COSTS    REVENUE   EXPENSE   AMORTIZATION   (LOSS)   ASSETS   EXPENDITURES
                    --------  ---------  -------  ---------  --------  --------  -------------  -------  ------- --------------
OPERATED BY KINROSS                                                                                        (a)
Fort Knox           Alaska         100%   $105.0    $ 73.7    $   -     $ 0.7     $   28.4      $   0.5  $  256.0     $ 19.2
Kubaka              Russia       98.10%     43.3      22.7      0.1       0.1         12.9          7.3      63.1        0.6
Round Mountain      Nevada          50%     97.8      54.8        -         -         25.1         16.5     124.8        4.7
Lupin               Nunavut        100%     23.8      32.2        -         -          3.3        (12.3)     30.0        4.7
New Britannia       Manitoba        50%      9.8       8.9        -         -          3.8         (3.5)     18.3        0.9

JOINT VENTURE PARTICIPANT
La Coipa            Chile           50%     33.4      25.7        -         -          4.4          2.1      56.6        0.4
Crixas              Brazil          50%     22.3       7.3      0.6         -          7.1          7.3      58.0        1.8
Brasilia            Brazil          49%     23.3      14.4      0.7         -          4.0          6.3     132.7        3.4
Musselwhite         Ontario         32%     16.0      12.1        -         -          5.7         (3.0)     71.4        1.8
Porcupine           Ontario         49%     61.0      41.5        -         -         17.7          0.1      83.4        5.8

OTHER
E - Crete          Arizona          90%        -       1.8        -       0.2         0.4          (2.0)      7.9          -
Corporate and other (b)                     (7.1)      6.3      1.5       2.1        (4.3)        (32.6)  1,152.1        9.0

                                         --------------------------------------------------------------------------------------
 TOTAL                                    $428.6    $301.4    $ 2.8     $ 3.1     $ 108.5       $ (13.3) $2,054.3     $ 52.3
                                         --------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Kinross Q3
                                                                                                                             30


AS AT SEPTEMBER 30, 2002 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002:

                                                                                 DEPRECIATION,  SEGMENT
                              OWNERSHIP  MINING   OPERATING  INTEREST  INTEREST  DEPLETION AND  PROFIT   SEGMENT    CAPITAL
                    LOCATION  INTEREST   REVENUE    COSTS    REVENUE   EXPENSE   AMORTIZATION   (LOSS)   ASSETS   EXPENDITURES
                    --------  ---------  -------  ---------  --------  --------  -------------  -------  ------- --------------
OPERATED BY KINROSS
  Fort Knox         Alaska         100%   $ 92.6   $  72.8    $   -     $ 1.2      $  37.1      $ (19.4) $  279.9     $ 12.0
  Kubaka            Russia       98.10%     47.1      20.6      0.2       0.2         13.9         13.2      61.4        0.1
  Hoyle Pond        Ontario        100%     43.7      27.9        -                   13.0          1.5      84.0        5.0

OTHER
  E - Crete         Arizona         86%        -       2.2        -       0.4          1.0         (3.3)      8.3        0.5
  Corporate and other (b)                    1.1       3.4      1.0       2.2         (3.7)        (5.4)     98.8        0.5

                                         --------------------------------------------------------------------------------------
TOTAL                                     $184.5   $ 126.9    $ 1.2     $ 4.0      $  61.3      $ (13.4) $  532.4     $ 18.1
                                         --------------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003:

OPERATED BY KINROSS
  Fort Knox         Alaska         100%   $ 37.0   $  25.4    $   -     $ 0.1      $   8.6      $   2.4               $ 8.0
  Kubaka            Russia       98.10%     15.6       8.5        -         -          4.7          2.3                 0.1
  Round Mountain    Nevada          50%     34.5      19.8        -         -          9.5          4.6                 3.5
  Lupin             Nunavut        100%      7.1      11.5        -         -          1.2         (5.6)                3.4
  New Britannia     Manitoba        50%      3.5       3.0        -         -          1.5         (1.2)                0.2

JOINT VENTURE PARTICIPANT
  La Coipa          Chile           50%     11.2       7.9        -         -          1.2          1.6                 0.1
  Crixas            Brazil          50%      8.0       2.1      0.1         -          2.5          2.3                 0.8
  Brasilia          Brazil          49%      8.7       6.0      0.3         -          1.5          3.3                 2.2
  Musselwhite       Ontario         32%      7.6       5.1        -         -          2.3         (0.4)                1.0
  Porcupine         Ontario         49%     22.5      14.1        -         -          7.5          0.5                 2.5

OTHER
  E - Crete         Arizona         88%        -       0.6        -         -          0.1         (0.3)                   -
  Corporate and other (b)                   (1.9)      3.1      0.5       0.5         (0.6)       (11.5)                 5.6

                                         --------------------------------------------------------------------------------------
 TOTAL                                    $153.8   $ 107.1    $ 0.9     $ 0.6      $  40.0      $  (2.0)              $ 27.4
                                         --------------------------------------------------------------------------------------

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002:

OPERATED BY KINROSS
  Fort Knox         Alaska         100%   $ 29.6   $  20.8    $   -     $ 0.3      $  13.8      $  (5.9)              $  7.6
  Kubaka            Russia       98.10%     13.9       5.6      0.1         -          4.1          4.5                    -
  Hoyle Pond        Ontario        100%     13.8      11.0        -         -          4.3         (2.1)                 1.0

OTHER
  E - Crete         Arizona         88%        -       0.8        -       0.2          0.2         (1.1)                 0.1
  Corporate and other (b)                   (0.8)      0.8      0.3       0.7         (2.5)         1.1                  0.2
                                         --------------------------------------------------------------------------------------
 TOTAL                                    $ 56.5   $  39.0    $ 0.4     $ 1.2      $  19.9       $ (3.5)              $  8.9
                                         --------------------------------------------------------------------------------------

(a) includes $95.0 million (2002 - $78.9 million) in cash and cash equivalents held at the Corporate level.
(b) includes Corporate and other non-core mining operations.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Kinross Q3
                                                                                                                             31


RECONCILIATION OF REPORTABLE OPERATING SEGMENT LOSS TO NET LOSS FOR THE PERIOD:

                                                                          THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                              SEPTEMBER 30                 SEPTEMBER 30
                                                                      --------------------------  ----------------------------
                                                                              2003          2002          2003            2002
                                                                      ------------ -------------  ------------ ---------------
Segment loss                                                           $      9.5   $      (4.6)   $     19.3   $        (8.0)
Add (deduct) items not included in segment (loss) profit:
  Corporate and other                                                       (11.5)          1.1         (32.6)           (5.4)
                                                                      --------------------------  ----------------------------

                                                                             (2.0)         (3.5)        (13.3)          (13.4)
(Loss) gain on sale of assets                                                 0.2           0.5          (0.2)            2.0
Minority interest                                                               -             -          (0.1)              -
Writedown of marketable securities                                              -             -          (0.1)              -
Loss on redemption of convertible debentures                                 (1.1)                       (1.1)
Share in loss of investee companies                                             -          (0.8)            -            (0.6)
Provision for income taxes                                                   (3.0)         (1.7)         (7.1)           (4.7)
Dividends on convertible preferred shares of subsidiary company              (0.2)          0.3)         (0.6)           (1.3)
                                                                      --------------------------  ----------------------------

Net loss for the period                                               $  (6.1)      $      (5.8)   $    (22.5)  $       (18.0)
                                                                      ==========================  ============================

ENTERPRISE WIDE DISCLOSURE:
GEOGRAPHIC INFORMATION:

                                                     MINING REVENUE                          MINERAL PROPERTIES,
                                  ------------------------------------------------------     PLANT AND EQUIPMENT
                                      THREE MONTHS ENDED         NINE MONTHS ENDED        --------------------------
                                         SEPTEMBER 30               SEPTEMBER 30                SEPTEMBER 30
                                  --------------------------- --------------------------  --------------------------
                                      2003          2002          2003         2002           2003          2002
                                  ------------- ------------- ------------- ------------  ------------  ------------
United States                      $      71.5   $      28.7   $     202.8   $     90.2    $    345.4    $    244.8
Russia                                    15.6          13.8          43.3         47.0          12.8          15.9
Chile                                     11.2             -          33.4          3.1          46.2             -
Brazil                                    16.7             -          45.6            -         166.0             -
Other                                        -             -             -            -           5.2           5.2
                                  ------------- ------------- ------------- ------------  ------------  ------------
Total foreign                            115.0          42.5         325.1        140.3         575.6         265.9
Canada                                    38.8          14.0         103.5         44.2         236.1          82.6
                                  ------------- ------------- ------------- ------------  ------------  ------------
Total foreign                      $     153.8   $      56.5   $     428.6   $    184.5    $    811.7    $    348.5
                                  ============= ============= ============= ============  ============  ============


6.   EARNINGS (LOSS) PER SHARE

     (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that the options, common share purchase warrants, convertible debentures, redeemable retractable preferred shares and convertible preferred shares of subsidiary company were exercised or converted at the beginning of the period, or time of issue, if later. Exercise or conversion of the options, common share purchase warrants, convertible debentures, redeemable retractable preferred shares and convertible preferred shares of subsidiary company would have had no dilutive effect for the quarter ended September 30, 2002 and the nine month periods ended September 30, 2003 and 2002.

--------------------------------------------------------------------------------------------------------------------
                                                                                                           Kinross Q3
                                                                                                                   32

     The average price of the common shares during the third quarter of 2003 was $7.01 (2002 - $6.01) and during the nine-month period was $6.80 (2002 - $5.05).

                                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                          SEPTEMBER 30               SEPTEMBER 30
                                                                       2003           2002         2003         2002
                                                                       ----           ----         ----         ----
     Weighted average number of common shares outstanding at
     beginning of period                                            323,422        119,442      297,352      118,163

     Add: Options, warrants and participating securities as if
     issued, exercised and outstanding at beginning of period:
          Options                                                     1,036              -            -            -
          Echo Bay warrants                                           1,753              -            -            -
                                                                 ----------------------------------------------------
     Weighted average number of common shares used for diluted
     earnings per share                                             326,211        119,442      297,352      118,163
                                                                 ====================================================

7.   CONVERTIBLE DEBENTURES

     On September 29, 2003, the Company redeemed all of its unsecured subordinated convertible debentures ("Debentures") for a cost of approximately $144.8 million (Cdn$195.6 million). The cost represented repayment of principal plus accrued interest.

     These Debentures bore interest at 5.5% per annum, were to mature on December 5, 2006 and, at the holders' option were convertible into common shares of the Company at a conversion price of Cdn$40.05 per share.

     The Debentures were being accounted for in accordance with their substance and were presented in the financial statements in their debt and equity component parts, measured at their respective fair values at the time of issue.

     The cost of redemption was allocated based on their respective fair values of the components at the date of redemption. The redemption of the Debentures resulted in a loss on redemption of the debt component of the Debentures of approximately $1.1 million and a net gain on redemption of the equity component of the Debentures of approximately $16.5 million. The loss on the debt component has been charged against income and the gain on the equity component has been accounted for as an increase to contributed surplus.

8.   BUSINESS ACQUISITIONS

     (a) On January 28, 2003, the shareholders of the Company approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account.

          On January 28, 2003, the Company approved the issuance of that number of common shares of the Company necessary to effect a combination with Echo Bay Mines Ltd. ("Echo Bay") and TVX Gold Inc. ("TVX"). The combination was carried out as a plan of arrangement whereby each holder of TVX common shares received 2.1667 common shares of the Company. Also pursuant to the arrangement, shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares described above. The Company issued 177.8 million common shares to the shareholders of Echo Bay (other than itself) and TVX with an aggregate fair value of $1,269.8 million with respect to these acquisitions.

--------------------------------------------------------------------------------
                                                                      Kinross Q3
                                                                              33

          In a separate transaction, TVX acquired Newmont Mining Corporation's 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for an aggregate purchase of $180.0 million. The purchase price was satisfied using TVX's available cash of $85.5 million and cash advanced by the Company to TVX of $94.5 million.

          Upon completion of the arrangement and TVX's purchase of Newmont's interest in the TVX Newmont JV, the Company owns all of the outstanding TVX common shares and Echo Bay common shares and owns, indirectly, all of the TVX Newmont JV. TVX holds interests in various operating mines around the world, including, those held through its 50% controlling interest in the TVX Newmont JV. The underlying operating mines in the TVX Newmont JV are located in Canada, Brazil, and Chile. The production from the TVX Newmont JV in 2002 was 473,602 ounces of gold equivalent.

          Echo Bay holds interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

          The acquisitions have been accounted for using the purchase method of accounting in accordance with both sections 1581 "Business Combinations", of the CICA Handbook for the purposes of CDN GAAP and Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations", for the purposes of United States generally accepted accounting principles ("U.S. GAAP"). Pursuant to the purchase method of accounting under both CDN and U.S. GAAP, the TVX and Echo Bay identifiable assets acquired and liabilities assumed have been recorded at their fair values as of the effective date of the acquisition. The excess of the purchase price over such fair value has been recorded as goodwill. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", for purposes of CDN GAAP, and SFAS 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill will be assigned to specific reporting units and will not be amortized.

          The goodwill resulting from the preliminary purchase price allocation is $888.6 million. The purchase price allocation is preliminary as the Company is currently in the process of estimating the fair values of the acquired property, plant and equipment based on the quantity of proven and probable reserves and undeveloped mineral interests at each site and the estimated future production costs and capital expenditures required to produce the reserve material and the replacement cost of land, buildings and equipment; the estimation of the fair values of other long-term liabilities for reclamation and remediation liabilities; and estimating the fair value of mining royalty properties and other based on the expected returns on those royalties. The determination of these fair values is expected to be completed in the fourth quarter of 2003. Goodwill is subject to a determination of fair values and will be reviewed for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill that was allocated to it, is greater than its fair value. Kinross has not determined if a goodwill impairment exists and expects to make that determination annually, or more frequently as circumstances dictate, in accordance with CDN and U.S. GAAP.

--------------------------------------------------------------------------------
                                                                      Kinross Q3

The fair values of the assets and liabilities of Echo Bay and TVX and the preliminary allocation of the purchase consideration are as follows:
                                                                                  IN MILLIONS EXCEPT SHARE PRICE
                                                                                       AND NUMBER OF SHARES

                                                                                   ECHO BAY              TVX
                                                                                ---------------    ----------------
Calculation of preliminary allocation of purchase price:

Common shares of the Company issued to the Echo Bay and TVX shareholders           93,820,424           93,930,887

The average closing market price of the Company's shares over the
  our trading days from June 6 through June 11, 2002                             $       7.14       $         7.14
                                                                                ---------------    ----------------

Fair value of the Company's common stock issued                                         669.9                670.7

Plus - fair value of warrants and options to be assumed by the Company (100%
  vested)                                                                                22.5                  6.8
Plus - direct acquisition costs incurred by the Company                                   6.1                  6.1
Less - the Company's previous 10.6% ownership interest in Echo Bay                      (63.8)                   -
                                                                                ---------------    ----------------

Total purchase price                                                                    634.7                683.6

Plus - fair value of liabilities assumed by the Company

 Accounts payable and accrued liabilities                                                21.8                 38.1
 Current portion of site restoration cost accruals                                        2.5                  1.1
 Long-term debt (including current portion)                                                 -                  2.1
 Site restoration cost accruals                                                          42.4                 12.9
 Future income tax liabilities                                                            1.0                 42.0
 Other long-term liabilities                                                                -                  8.1
 Liability with respect to TVX Newmont JV assets acquired                                   -                 94.5

Less - fair value of assets acquired by the Company

 Cash                                                                                   (16.4)               (27.8)
 Short-term investments                                                                  (1.9)                (0.5)
 Accounts receivable and other assets                                                    (2.8)               (20.4)
 Inventories                                                                            (19.9)               (20.7)
 Prepaid expense and other                                                               (2.7)                (2.5)
 Properties, plant and equipment                                                       (169.6)              (337.8)
 Restricted cash                                                                        (10.1)               (11.3)
 Future income tax assets                                                                   -                (13.8)
 Other non-current assets                                                               (24.9)               (13.1)
                                                                                ---------------    ----------------

Residual purchase price allocated to non-amortizable goodwill                    $      454.1       $        434.5
                                                                                ===============    ================

-------------------------------------------------------------------------------------------------------------------
                                                                                                         Kinross Q3
                                                                                                                 35

     (b) On December 5, 2002, the Company entered into purchase agreements with four of the five Russian shareholders (holding in aggregate 44.17% of the shares of Omolon Gold Mining Corporation ("Omolon")). The four shareholders agreed to tender their shares in Omolon and Omolon agreed to pay $44.7 million including legal fees for said shares. As at March 31, 2003, the Company owns 98.1% of Omolon.

           The fair value of the assets and liabilities of the recently acquired 45.3% interest in Omolon and the allocation of the purchase consideration are as follows:

                                                                        IN MILLIONS EXCEPT
                                                                         SHARE PRICE AND
                                                                         NUMBER OF SHARES
           Fair value of assets acquired by the Company:
               Cash                                                     $             26.1
               Accounts receivable                                                     2.9
               Inventories                                                            12.3
               Property, plant and equipment                                          13.8
               Other non-current assets                                                1.9

           Less - fair value of liabilities assumed by the Company
               Accounts payable and accrued liabilities                               (5.7)
               Current portion of site restoration cost accruals                      (0.2)
               Long-term debt (including current portion)                             (2.2)
               Site restoration obligations                                           (3.2)
               Non-controlling interest                                               (1.0)
                                                                       ---------------------

           Total cash consideration                                     $             44.7
                                                                       =====================

           Financed by:
               Cash (including cash acquired - $26.1 million)           $             44.7
                                                                       =====================

          The combination of the Company, Echo Bay and TVX was effective on January 31, 2003. If the combination had been effective as of January 1, 2003, the pro forma revenues of the Company for the nine month period ending September 30, 2003, would have been increased by $28.9 million to $463.0 million and the net loss would have been reduced by $3.4 million to $19.1 million for this period. These pro forma results were adjusted to exclude the transaction costs incurred by Echo Bay and TVX, and depreciation, depletion and amortization were calculated based on the allocation determined in the preliminary purchase equation pertaining to the combination. The pro forma financial information does not purport to represent what the Company's results of operations would have been had the acquisition occurred at the beginning of 2003 or to project the Company's results of operations for any future periods.

9.   LEGAL PROCEEDINGS AND CONTINGENCIES

     DERIVATIVE ACTION
     In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a shareholder of the Company, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, the directors of the Company and the Company as a nominal defendant. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with the Company's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to the Company and damages in an unspecified amount. The Company subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted the Company's motion to dismiss the complaint. The plaintiff has the right to

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     appeal the decision of the court within thirty days of the date of the judgement. The Company believes that the complaint is without merit and will continue to defend the matter as required.

     CLASS ACTION
     The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are Kinross and its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold Inc., and Robert M. Buchan, president and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conversion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under
     Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States district Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgment on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The Company believes the complaint is without merit and anticipates continuing to vigorously defend this litigation. There was no activity on this action in the third quarter.

     LITIGATION IN GREECE
     In January 2003, the Stratoni lead/zinc mine located in Greece, owned by TVX Hellas, a subsidiary of Kinross, was shut down pending the receipt of new mining permits. Revised permits were issued on February 18, 2003, however, operations remain suspended as Kinross works with the Greek Government and potential investors to determine whether this mine can be reopened under a revised ownership structure in which the Company would hold a minority interest. If the Company could achieve this result, the Olympias and Skouries gold projects could also undergo similar changes in ownership. The Greek Government has undertaken initiatives to put together a viable long-term structure for the re-opening of the Stratoni mine, which includes a group of Greek construction companies as well as local Prefectural and Municipal Authorities. As part of the overall agreement, it would be the Company's intention to contribute 10 million euros towards the support of the new plan. For the transitional period and until the undertaking of the mines by the new structure, Kinross has pledged to the Greek Government that it will maintain the operation of the water treatment plant for the protection of the environment, thus safeguarding public health and safety in the region. In the meantime, as a protective measure, Kinross has commenced proceedings in Greece to place TVX Hellas, which holds all of the Greek properties, into bankruptcy. In response, an action has been

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     launched by various unions against TVX Hellas, in the Greek courts, in respect of unpaid wages since the suspension of operations in January 2003.

     THE HELLENIC GOLD PROPERTIES LITIGATION
     The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998 relating to TVX's interest in the Hellenic Gold Mining assets in Greece. The Court rejected full ownership and monetary damages claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold Assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

     Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999 TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic Gold Properties beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic Gold Properties up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic Gold Properties upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic Gold Properties awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.

     RUSSIA
     The Company recently received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid on the Company's Russian operations in the approximate amount of $8.5 million, which includes penalties and interest. The notice challenges certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company believes its interpretation of the tax regulations is correct and has lodged a complaint with the Regional Tax Inspection and filed claims in the Magadan Arbitrage court refuting the findings of the city tax inspection. After failing to receive a reply from the Regional Tax Inspection, the Company has lodged a complaint with the Federal Ministry of Taxation. In addition, the Company is attempting to change the jurisdiction of the action from the Magadan Arbitration court to the Moscow arbitration court. The Company will continue to oppose the reassessment vigorously.

     CHILE
     The Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The Company believes this reassessment will be resolved with no material adverse affect to the financial position, results of operations or cash flows of the Company. The third party has indemnified the Company for any amount in excess of the claim. There was no activity on this reassessment during the third quarter.

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     SUMMA
     In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), indirect subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgment was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate [royalties] in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither Echo Bay, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

     HANDY AND HARMAN
     On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by Echo Bay for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Echo Bay filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.8 million at the time the shipments were made. $0.6 million of this amount was on behalf of Case, Pomeroy & Company, Inc. ("Case Pomeroy), who owned a 25 percent interest in the Round Mountain mine at the time of the bankruptcy filing. Echo Bay fully provided for its net claim of $2.2 million as unrecoverable. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two of Echo Bay's subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Echo Bay's subsidiaries approximated $9.0 million.

     In October 2003, a settlement was reached between the liquidating trustee, Echo Bay, Homestake Mining Company, a subsidiary of Barrick Gold Corporation ("Barrick") and Case Pomeroy. Under the terms of the settlement, the liquidating agent will receive payments of $0.2 million from Homestake and $0.1 million from Echo Bay. The liquidating agent agrees to release Kinross and Barrick from any and all future claims. In addition, Echo Bay agrees to waive the $2.8 million claim against the refinery and to pay $0.2 million to Case Pomeroy in settlement of their share of the claim.

     OTHER
     In November 2001, two former employees of Echo Bay brought a claim against Echo Bay pursuant to the Class Proceedings Act (British Columbia) as a result of the temporary suspension of operations at Echo Bay's Lupin mine in the spring of 1998 and the layoff of employees at that time. On August 12, 2002, the Supreme Court of British Columbia dismissed Echo Bay's application for a declaration that British Columbia did not have jurisdiction in connection with this claim or in the alternative, that the Court should decline jurisdiction. Echo Bay appealed this decision. On April 4, 2003, the appeal was heard by the Court of Appeal for British Columbia. On May 16, 2003, in a unanimous decision, the Court of Appeal allowed the Company's appeal and service was set aside on the basis that British Columbia does not have jurisdiction in connection with this claim. In addition the court ordered the former employees to reimburse Echo Bay for costs associated with the appeal and the Supreme Court of British Columbia proceedings. On August 18, 2003, counsel for the former employees filed an application for leave to appeal to the Supreme Court of Canada. Although the outcome cannot be predicted, the Company and their counsel believe that the Company will prevail.

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     Kinross is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

10.  SUBSEQUENT EVENT

     CROWN RESOURCES

     On October 8, 2003, Kinross Gold Corporation and Crown Resources Corporation announced that they have executed a Letter of Intent whereby Kinross will acquire Crown and its 100%-owned Buckhorn Mountain gold deposit located in north central Washington State, USA, approximately 67 kilometres by road from Kinross' Kettle River gold milling facility.

     Under the terms of the Letter of Intent, shareholders of Crown will receive
     0.2911 shares of Kinross for each share of Crown. Assuming all of Crown's warrants, options and convertible debentures are converted, a total of approximately 13.1 million common shares of Kinross will be issued upon the completion of the transaction. Before the transaction contemplated by the Letter of Intent becomes binding, execution of definitive documentation and respective board approvals are required. The transaction is also subject to regulatory approvals, the successful completion of due diligence and a minimum two-thirds approval at a special meeting of Crown shareholders. Prior to the completion of the acquisition, Crown would dividend to its shareholders its approximate 41% equity interest in Solitario Resources Corporation (TSX-SLR).

     The Buckhorn Mountain gold deposit is a high-grade skarn gold deposit located 240 kilometres northwest of Spokane, Washington. As at December 31, 2002, Crown had reported total proven and probable reserves of 1.94 million tonnes grading 13.44 grams per tonne gold and further mineralized material of 1.07 million tonnes grading 13.82 grams per tonne gold. In late 2002 and early 2003, Crown completed a very successful 41-hole infill diamond drilling program designed to upgrade some of the mineralized material to the proven and probable category.

     The current plan, which contemplates the development of an underground mine rather than an open pit mine, positively addresses major environmental concerns identified during previous permitting efforts. Kinross is confident that by working in conjunction with Federal, State and local agencies as well as other stakeholders, the permitting process, initiated by Crown, will be successful in obtaining the necessary regulatory approvals to develop an underground mine in a timely manner. In conjunction with the permitting process, Kinross will review potential synergies between its Kettle River operation and the Buckhorn Mountain deposit.

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